Valvoline Inc.
100 Valvoline Way
Lexington, KY 40509

July 25, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549

Attn:     Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction

Re:     Valvoline, Inc.
Form 10-K for Fiscal Year Ended September 30, 2016
Filed December 19, 2016
File No. 1-37884

Dear Mr. O’Brien:

This letter sets forth the responses of Valvoline Inc. (the “Company”) to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter of June 26, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 (“Annual Report”). For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company. Unless the context requires otherwise, references to “we,” “our,” “us,” “Valvoline,” or “the Company” in the responses below refer to Valvoline Inc. All references to “Ashland Global” refer to Ashland Global Holdings Inc. and its predecessors and references to “Ashland” refer to Ashland Inc., the predecessor of Ashland Global, unless otherwise specified. As further noted below, Valvoline was newly formed by Ashland Global in 2016 in contemplation of the transactions described herein and was a subsidiary of Ashland Global at September 30, 2016.

Form 10-K for Fiscal Year Ended September 30, 2016

Financial Statements, page F-1

Note 2 - Significant Accounting Policies, page F-8

Earnings per Share, page F-12

1.	We note the following regarding your response to prior comment 1 from our letter dated May 22, 2017:

•	ASC 260-10-55-17 indicates that in a reorganization, EPS computations shall be based on an analysis of the particular transaction and the provisions of the Subtopic.

The referenced Subtopic provides guidance on the restatement of EPS data for certain transactions, including stock splits. In this regard, we note your belief that the transactions are the equivalent of a stock split. However, based on the definition of a stock split, as set forth in ASC 505-20-20, it does not appear appropriate to view the 34.5 million shares issued in your IPO as a stock split given they were issued for consideration; and

Securities and Exchange Commission
Mr. Terence O’Brien

•
We note your belief that creating the entire Valvoline capital structure at the time of the IPO and using the proceeds to repay indebtedness issued by Valvoline prior to the IPO at the direction of Ashland Global is economically the same as if Ashland Global had caused Valvoline to issue 205 million shares to Ashland Global that were in turn sold to the investor group. However, we note that as a result of their transactions, Valvoline issued third-party debt and incurred interest expense.

Based on the above, it appears that the 34.5 million shares issued in your IPO should be accounted for in accordance with ASC 260-10-45-10 and weighted for the portion of the period that they were outstanding. Please advise.

In connection with the Company’s written communications and discussions with the Staff, the Company described that its position with respect to the inclusion of the 34.5 million shares issued in the IPO was based on the substance and unique facts and circumstances of its transactions and a desire to provide users of the Company’s financial statements with the most meaningful and relevant information. The Company, however, understands and respects the Staff’s view that U.S. GAAP requires that the 170 million shares issued to Ashland as owner upon formation of the Valvoline legal entity should be used as the denominator in computing earnings per share (“EPS”) for the Valvoline carve-out business for all periods presented prior to the date of the IPO (September 28, 2016) and that the issuance of 34.5 million shares to new investors in connection with the IPO should be treated prospectively from the issuance date.

In considering the above, Valvoline has concluded that its presentation of EPS in its reported financial statements for periods prior to the IPO was incorrect. Management has evaluated that error within the context of SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and ASC 250, Accounting Changes and Error Corrections. Management has assessed, using both quantitative and qualitative factors, the impact of the error on the previously reported financial statements. Based on the analysis below, management has concluded that the error to the number of weighted average common shares outstanding and resulting impact on EPS would not be material to the consolidated financial statements taken as a whole for the years ended September 30, 2016, 2015 and 2014 and for the interim periods within the years ended September 30, 2016 and 2015. Outlined below is a summary of this materiality analysis that has been prepared by management.

Materiality Analysis
Staff Accounting Bulletin No. 99
The SEC’s Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) states that a matter is material if there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision. In addition, SAB 99 also states that “quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality” and that the factual context in which the user of financial statements would view the financial statement item must also be evaluated. There are situations in which a quantitatively large error could be considered immaterial upon consideration of qualitative factors and the total mix of information available to investors and there may also be situations where a quantitatively small error could be considered material. Both the Staff and Financial Accounting Standards Board, in

Securities and Exchange Commission
Mr. Terence O’Brien

their guidance and pronouncements, have consistently emphasized the need for the consideration of qualitative factors in an assessment of materiality. 1
In a situation where errors are quantitatively significant, the determination of materiality must consider both quantitative and qualitative factors as well as the total mix of information from the perspective of a reasonable investor in possession of all available information. The standard in such a situation is the fundamental materiality test set forth by the U.S. Supreme Court of whether there is “a substantial likelihood that the … fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available” in addition to consideration of the qualitative factors set forth in SAB 99 and other Staff guidance.2
The following analysis considers both quantitative and qualitative factors in assessing materiality of the error in the calculation of EPS on Valvoline’s consolidated financial statements necessary in connection with using the alternative methodology.
Quantitative Assessment
Our quantitative review considered the impact of the error in calculating basic and diluted earnings per share and the weighted shares outstanding for the relevant periods, which is shown in the following tables:

	Year Ended September 30,
	2016	2015	2014	2013	2012
Net income - as reported	$273	$196	$173	$246	$114

Shares outstanding - as previously reported	204.5	204.5	204.5	204.5	204.5
Shares outstanding - as revised	170.3	170.0	170.0	170.0	170.0

Earnings Per Share
Basic and Diluted - as previously reported	$1.33	$0.96	$0.84	$1.20	$0.55
Basic and Diluted - as revised	$1.60	$1.15	$1.02	$1.45	$0.67
% Change	20.3%	19.8%	21.4%	20.8%	21.8%
1 See SEC Staff Accounting Bulletin No. 99 Topic 1-M, Materiality; SEC Staff Accounting Bulletin No. 98 Topic 1-N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements; ASC 250, Accounting Changes and Error Corrections; Financial Accounting Standards Board, Concepts Statement No. 2, Qualitative Characteristics of Accounting Information; Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, SEC, Speech by SEC Staff: Remarks Before the 2006 AICPA National Conference and Current SEC and PCAOB Developments, December 12, 2006; Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance, SEC, Speech by SEC Staff: Remarks before the 2007 AICPA National Conference and Current SEC and PCAOB Developments, December 11, 2007; Mark Mahar, Associate Chief Accountant, Office of the Chief Accountant, SEC, Speech by SEC Staff: Remarks Before the 2008 AICPA National Conference on Current SEC and PCAOB Developments, December 8, 2008; Final Report of the Advisory Committee on Improvements to Financial Reporting (the “Final Report”) to the SEC, issued August 1, 2008.
2 TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976)

Securities and Exchange Commission
Mr. Terence O’Brien

	Three Months Ended December 31,
	2016	2015
Net income - as reported	$72	$65

Shares outstanding - as previously reported	204.5	204.5
Shares outstanding - as revised	204.5	170.0

Earnings Per Share
Basic and Diluted - as previously reported	$0.35	$0.32
Basic and Diluted - as revised	$0.35	$0.38
% Change	—	18.8%

	Six Months Ended March 31,		Three Months Ended March 31,
	2017	2016	2017	2016
Net income - as reported	$143	$133	$71	$68

Shares outstanding - as previously reported	204.5	204.5	204.5	204.5
Shares outstanding - as revised	204.5	170.0	204.5	170.0

Basic and Diluted - as previously reported	$0.70	$0.65	$0.35	$0.33
Basic and Diluted - as revised	$0.70	$0.78	$0.35	$0.40
% Change	—	20.0%	—	21.2%

While we recognize that the differences in the corrected shares outstanding and the EPS amounts appear, on their face, to be quantitatively significant relative to the reported shares outstanding and EPS amounts, we do not believe that these differences would be considered material to our shareholders and research analysts. Further, we do not believe our lenders and bondholders rely on our EPS amounts. As noted above, reported net income was not impacted by the error. In addition, no other measure reported on the face of the financial statements was impacted by the error.

Qualitative Analysis
Valvoline also analyzed the impact of the error from a qualitative perspective. In doing so Valvoline considered both the overall qualitative criteria listed in SAB 99 and additional specific qualitative factors directly applicable to the impact of this error on its users of its financial statements.
With respect to the overall qualitative criteria listed in SAB 99, we concluded the following:

•	the error had no impact on earnings per share computations in future periods or future filings;

•
although the error related to an item capable of precise measurement, it was the result of a good faith difference in interpretation in an area that lacks authoritative guidance, after thoughtful consideration of available guidance by Valvoline and consultation with experts;

•	the error did not change a loss to income or vice versa for any consolidated or segment results;

Securities and Exchange Commission
Mr. Terence O’Brien

•	the error did not have any impact on, nor mask a change in, our earnings trends in any historical period impacted and did not impact trends in EPS in any pre-IPO historical period;

•	the error did not have any impact on compliance with any regulatory requirements;

•	the error did not affect compliance with debt covenants or any other contractual requirements; and

•
the error did not have the effect of increasing management’s compensation by satisfying any requirements for the award of any form of base or incentive compensation; the error did not involve the concealment of an unlawful transaction.

In addition, Valvoline considered the following specific qualitative factors:

•
Valvoline disclosed its EPS calculation methodology and number of shares used to compute EPS for each period presented in the notes to its consolidated financial statements, including the footnotes to the Selected Financial Data provided in Item 6 of the Form 10-K.[3] Moreover, the information related to the number of shares issued to Ashland and in the IPO was readily available in Valvoline’s financial statements and elsewhere in its periodic reports. This information was also widely available outside of Valvoline’s SEC filings. Users of Valvoline’s financial statements had sufficient access to all the relevant information necessary to both identify the differences in the EPS calculation methodology that Valvoline used and to recast the reported shares outstanding and EPS based on the correct methodology if they considered it important for their analysis.

•
The error had no impact on Valvoline’s consolidated balance sheets at September 30, 2016 and 2015. Other than with respect to shares outstanding and EPS, the error had no impact on Valvoline’s consolidated statements of comprehensive income, stockholders’ equity or cash flows for each of the three years in the period ended September 30, 2016 and for any interim period.

•
Although Valvoline’s historical presentation of EPS was erroneous, it did allow investors to easily compare EPS for pre- and post-IPO periods, which we believe is meaningful to the users of the Valvoline’s financial statements. EPS based on the actual shares outstanding in the pre-IPO period is not a relevant comparable measure of Valvoline’s pre-IPO performance as ownership during these historical periods was held exclusively by Ashland. In discussions with investors in connection with the IPO, Valvoline’s leadership learned that investors did not view EPS for pre-IPO periods as a meaningful measure; rather, IPO investors were more focused on understanding EPS on a normalized basis going forward and, more generally, their ability to compare Valvoline’s financial results, performance and trends between pre-IPO and post IPO periods. Moreover, similar to Valvoline’s annual and quarterly reports post-IPO, the Registration Statement on Form S-1 filed in connection with the IPO included the description of the methodology, assumptions and number of shares used to compute EPS for each period presented. The number of shares used to calculate the pro forma earnings per share for each period presented in the Form S-1 was based on the number of shares Valvoline expected to be outstanding after giving effect to the IPO, and not only the 170 million shares issued to Ashland. Following the IPO, Valvoline believes that, based on conversations with its investors and research analysts, users of its financial statements find EPS calculated on a comparable basis for all relevant periods to be a useful measure of Valvoline’s financial performance and trends across the pre-IPO and post-IPO periods.

•
The meaningful financial measures to the users of Valvoline’s financial statements for the periods prior and subsequent to the IPO transaction include revenue, same store sales growth, operating income, EBITDA, cash flows from operating activities and free cash flows, which were not impacted by the error. When comparing pre-IPO to current period performance, these measures were the ones highlighted by Valvoline’s management in its earnings releases and were the focus of the discussion on its earnings calls. Although EPS is discussed in the context of our

3 Disclosures may be found in Note 2 to the consolidated financial statements included in Valvoline’s Annual Report; note 8 to the condensed consolidated financial statements included in Valvoline’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016; and Note 10 to the condensed consolidated financial statements included in Valvoline’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017.

Securities and Exchange Commission
Mr. Terence O’Brien

communications with the users of the financial statements, we believe that the corrected presentation of EPS, will not be particularly meaningful to the users as previously discussed. Further, this error would have no effect on the EPS reported by the Company in the periods subsequent to September 30, 2016.

•
The error did not mask an EPS trend in the pre-IPO periods. Although EPS will decline when calculated using the as revised presentation from 2016 to 2017, due to the 34.5 million shares issued in the IPO being fully included in the EPS calculation for all periods during 2017, Valvoline does not believe this change will be concerning to shareholders and other users of its financial statements as they would generally consider EPS on the basis consistent with our historical presentation when evaluating the Company’s trends in performance. In that regard, the only factor contributing to dilution of EPS under the corrected calculation is the addition of the new investors themselves to Valvoline’s capital structure. Additionally, there was no impact to net income and therefore no change in the trend of underlying earnings between the pre and post IPO period.

•
The error would not hide a failure to meet analysts’ consensus expectations. For 2016 and all prior periods, there were no EPS estimates. In addition, the reported EPS in pre-IPO periods resulted in a lower EPS than would the corrected EPS.

Conclusion
When viewed in the context of all of the relevant quantitative and qualitative factors, we have determined the impact of this error to our consolidated financial statements for the years ended September 30, 2016, 2015 and 2014, as well as the interim periods within the years ended September 30, 2016 and 2015, is not material and that users are able to continue to rely on Valvoline’s financial statements. The judgment of a reasonable investor relying upon Valvoline’s consolidated financial statements would not be changed or influenced by correcting the reporting of the number of shares outstanding and EPS for the relevant periods.
Notwithstanding our conclusion that the error is immaterial, we will correct the presentation of EPS in each of our future filings beginning with our Form 10-Q for the quarter ended June 30, 2017 with disclosure explaining the change.

Please do not hesitate to contact me at (859) 357-3147 if there are any questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Mary E. Meixelsperger
Mary E. Meixelsperger
Chief Financial Officer

cc:     Audit Committee of the Board of Directors
Ernst & Young LLP
PricewaterhouseCoopers LLP
Samuel J. Mitchell, Jr., Chief Executive Officer and Director
Ilir Mujalovic, Shearman & Sterling LLP